UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*


                Putnam New York Investment Grade Municipal Trust
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    746921105
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 8, 2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746921105
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Mildred B. Horejsi Trust

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

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3. SEC Use Only

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4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization Alaska

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Number of         7.       Sole Voting Power         531,263
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    531,263
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     531,263

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Reported by Amount in Row (11)            19.10%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)    OO

CUSIP No. 746921105

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         0
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    0
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person           0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)               0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                            Statement on Schedule 13D

     This statement on Schedule 13D relates to the Common Stock of Putnam New York Investment Grade Municipal Trust, a Massachusetts business trust (the "Company").


Item 1. Security of Issuer

     This Statement relates to the Common Stock of the Company (the "Shares"). The principal executive offices of the Company are located at One Post Office Square, Boston, Massachusetts 02109.


Item 2. Identity and Background

     (a) This Statement is filed (i) by the Mildred B. Horejsi Trust (the "Mildred Trust"), as the direct beneficial owner of Shares and (ii) by virtue of certain relationships described in this statement, by Stewart R. Horejsi. Mr. Horejsi and the Mildred Trust are collectively referred to herein as the "Reporting Persons". By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     The trustees of the Mildred Trust are Badlands Trust Company, LLC ("Badlands"), Susan L. Ciciora and Brian Sippy (collectively, the "Trustees"). The Trustees may be deemed to control the Mildred Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Mildred Trust. However, none of the Trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Mildred Trust. Accordingly, the Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Mildred Trust.

     As a result of his advisory role with the Mildred Trust, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Mildred Trust. However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the Mildred Trust.

     (b) The business address of the Mildred Trust is c/o Badlands Trust Company, LLC, 3301 C Street, Suite 100, Anchorage, AK 99503. The business address of Mr. Horejsi is c/o Stewart Investment Advisers, Bellerive, Queen Street, St. Peter 26061 Barbados. The business address of Ms. Ciciora is 2344 Spruce Street, Suite A, Boulder, Colorado 80302. The business address of Dr. Sippy is 7265 Old Grant Creek Road, Missoula, MT 59808.

     (c) The Mildred Trust is an irrevocable grantor trust organized by Mr. Horejsi's mother, Mildred Horejsi, primarily for the benefit of her issue. Although the Mildred Trust was established under the laws of and originally domiciled in Kansas, it is now domiciled and administered in Alaska. Badlands is an Alaskan limited liability company organized to act as a private trust company to administer the Mildred Trust as well as other family trusts for Mr. Horejsi's family.

     Mr. Horejsi is a private investor and is the portfolio manager for two registered investment advisers, Boulder Investment Advisers, LLC ("BIA") and Stewart West Indies Trading Company, Ltd., doing business as Stewart Investment Advisers ("SIA"). BIA and SIA are co-investment advisers to two closed-end investment companies, the Boulder Total Return Fund, Inc. ("BTF") and the Boulder Growth & Income Fund, Inc. ("BIF"). BIA and SIA are owned by other Horejsi family trusts (directly or indirectly through entities wholly-owned by such trusts). Dr. Sippy is a licensed physician practicing in Missoula, Montana, and specializing in ophthalmology and is a trustee of or protector with respect to other Horejsi family trusts. Ms. Ciciora is Mr. Horejsi's daughter and is a trustee of several other Horejsi family trusts.

     (d) None of the Reporting Persons, Badlands, Ms. Ciciora, or Dr. Sippy has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, Badlands, Ms. Ciciora or Dr. Sippy was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) Mr. Horejsi, Ms. Ciciora and Dr. Sippy are each citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by the Mildred Trust to purchase the Shares as reported in Item 5(c) was $7,330,716.96. Such funds were provided by the Mildred Trust's cash on hand and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch").

     The Mildred Trust's margin borrowings from Merrill Lynch bear interest at the federal funds rate plus 40 basis points and are due on demand. Such margin borrowings are based on the collateral in the account maintained by the Mildred Trust. The foregoing description of the Mildred Trust's account agreement with Merrill Lynch is qualified in its entirety by reference to the cash management account agreement attached as Exhibit 1.


Item 4. Purpose of Transaction

     The Mildred Trust acquired the Shares reported in Item 5(c) in order to acquire an equity ownership of the Company. The Mildred Trust may seek to increase its interest so as to acquire control of the Company. Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Company's equity securities, including the Shares in the market, effective yield on the Shares or other equity securities, availability of funds, alternative uses of funds, leveraged assets, money, stock market and general economic conditions), any of the Reporting Persons or other Horejsi family controlled entities or trusts that may act with the Reporting Persons (collectively referred to as the "Other Trusts") may from time to time purchase the Company's equity securities, including the Shares, and any of the Reporting Persons or other Horejsi family controlled entities or Other Trusts may from time to time dispose of all or a portion of the equity securities or Shares held by such person, or cease buying or selling Shares or other equity securities. Any such additional purchase or sale of the Shares or equity securities may be in open market, in privately-negotiated transactions or otherwise.

     Historically, when the Mildred Trust and the Other Trusts have taken large stakes in companies similar to the Company, they have nominated and elected to the companies' boards directors whom they know, trust, and in whom they have confidence with regard to company-related business decisions. Consistent with this, the Mildred Trust may nominate new trustees, reduce the number of overall trustees from 11 to 5 to ensure a better functioning board of trustees, propose terminating the existing investment manager, propose replacing the existing administrator, and propose a change to the Company's investment objective.

     In the past, the Mildred Trust and certain of the Other Trusts successfully gained control of the boards of BTF, BIF and First Financial Fund, Inc. ("FF"). In the case of BTF and BIF, the Ernest Horejsi Trust No. 1B (the "Ernest Trust") and the Lola Brown Trust No. 1B (the "Lola Trust") recommended, and the respective boards and a majority of the funds' respective shareholders agreed, that, among other changes, BIA and SIA should replace the prior investment advisers of these funds and that the funds' investment objectives or restrictions should be changed.

     The Ernest Trust and the Lola Trust were able to successfully prevent the renewal of the investment advisory agreement for BIF (which formerly traded under the name "US Life Income Fund, Inc."), while holding approximately 20% of the voting shares of this fund.

     Subsequent to this, the Ernest Trust's and the Lola Trust's proposals to change the investment objectives, replace the investment adviser, amend BIF's fundamental investment restrictions, and implement certain other changes were adopted by shareholders.

     In the case of FF, the Ernest Trust and the Lola Trust concluded that the incumbent adviser should be retained and the fund's investment objective left unchanged, and FF's newly elected board concurred.

     For BIF, BTF and FF, the respective boards retained Fund Administrative Services, LLC ("FAS"), which is owned by the Lola Trust and indirectly by certain other Horejsi family trusts, as administrator for these funds. The Reporting Persons may propose that the Company replace the current adviser with BIA and SIA, replace the current administrator with FAS, and may propose a different or expanded investment objective for the Company. In any decision, the Reporting Persons would consider market conditions at the time and the performance of the incumbent adviser. The Reporting Persons oppose proposals to open-end or merge the Company into an open-end fund, including the Company's announced proposal to merge into a Putnam open-fund.


Item 5. Interest in Securities of the Issuer.

     (a) The Mildred Trust is the direct beneficial owner of 531,263 shares or approximately 19.10% of the 2,780,987 Shares outstanding as of October 31, 2006 (the "Outstanding Shares"), according to information contained in the Company's semi-annual report to shareholders. By virtue of the relationships reported in this Statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Mildred Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (b) The Mildred Trust has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in this Statement, Mr. Horejsi and the Trustees may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Mildred Trust or Other Trusts, but each of Mr. Horejsi and the Trustees disclaims beneficial ownership of the Shares or any other equity securities in the Company. Based on its previous experiences with other closed-end funds (BIF, BTF, and FF), the Mildred Trust and Other Trusts believe that its acquisition of approximately 20% of the outstanding Shares of the Company will enable it to prevent the merger into another Putnam fund and enable the trust to implement the purpose of its transaction as discussed in Item 4, above.

     (c) The table below sets forth information relating to the purchases of Shares purchased by the Mildred Trust. Such purchases were effected by the Mildred Trust on the American Stock Exchange.


                              Date              Shares          Purchase Price
                                1/30/2007         2,000                    $12.66
                                1/30/2007         5,100                    $12.65
                                2/16/2007           600                    $13.54
                                2/16/2007         7,600                    $13.55
                                2/16/2007         7,200                    $13.59
                                2/16/2007           200                    $13.48
                                2/16/2007        11,600                    $13.60
                                2/16/2007         4,500                    $13.62
                                2/16/2007         2,500                    $13.58
                                2/20/2007        12,000                    $13.63
                                2/20/2007         8,600                    $13.64
                                2/20/2007         1,400                    $13.62
                                2/21/2007           400                    $13.58
                                2/21/2007         2,598                    $13.63
                                2/22/2007         4,600                    $13.58
                                2/22/2007         3,000                    $13.55
                                2/22/2007         5,000                    $13.54
                                2/22/2007         4,300                    $13.50
                                2/23/2007         3,400                    $13.65
                                2/23/2007         3,400                    $13.56
                                2/26/2007         1,700                    $13.59
                                2/26/2007         7,000                    $13.60
                                2/27/2007           600                    $13.55
                                2/28/2007         1,200                    $13.70
                                2/28/2007         1,200                    $13.71
                                2/28/2007         1,000                    $13.72
                                2/28/2007         1,000                    $13.78
                                2/28/2007         3,500                    $13.80
                                2/28/2007           100                    $13.77
                                2/28/2007         1,900                    $13.79
                                2/28/2007           700                    $13.55
                                 3/1/2007         1,300                    $13.74
                                 3/2/2007         3,700                    $13.74
                                 3/2/2007         5,300                    $13.80
                                 3/5/2007         2,000                    $13.85
                                 3/5/2007           200                    $13.78
                                 3/6/2007         4,100                    $13.76
                                 3/8/2007        11,800                    $13.85
                                 3/8/2007         1,000                    $13.84
                                 3/8/2007         1,500                    $13.86
                                 3/9/2007           300                    $13.81
                                 3/9/2007         3,900                    $13.82
                                 3/9/2007        11,000                    $13.83
                                 3/9/2007         1,000                    $13.76
                                3/12/2007         5,700                    $13.81
                                3/12/2007         2,400                    $13.75
                                3/13/2007         3,400                    $13.82
                                3/13/2007         2,000                    $13.83
                                3/13/2007         2,000                    $13.84
                                3/15/2007         4,000                    $13.78
                                3/16/2007         7,200                    $13.74
                                3/16/2007         2,000                    $13.72
                                3/16/2007         8,900                    $13.78
                                3/16/2007         1,900                    $13.70
                                3/16/2007           200                    $13.79
                                3/16/2007         1,500                    $13.77
                                3/19/2007         2,900                    $13.80
                                3/19/2007         2,300                    $13.83
                                3/19/2007         1,600                    $13.84


     The table below sets forth information relating to the purchases of Shares purchased by the Mildred Trust which were effected though privately negotiated transactions and closed on the dates indicated below.


                  Date                            Shares               Purchase Price
                3/14/2007                         228,565                   $13.88
                3/15/2007                          60,000                   $13.88
                3/16/2007                          37,700                   $13.88


     (d) The Mildred Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it. By virtue of the relationships described in this Statement, Mr. Horejsi and the Trustees may be deemed to share the indirect right to receive and the power to direct the receipt from, and proceeds from the sale of, the Shares held by the Mildred Trust, but each of Mr. Horejsi and the Trustees disclaims beneficial ownership of the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     To the extent additional funds are required to purchase Shares, the Trust will draw from a revolving line of credit between the Mildred Trust and the Lola Trust (the "Lola Line of Credit"). Borrowings under the Lola Line of Credit will bear interest at the short term applicable federal rate. The Lola Line of Credit is a revolving line of credit and is renewable or cancelable at the discretion of the trustees of the Lola Trust on a 90-day basis. The Mildred Trust does not intend to use any of the Shares as collateral for the borrowings under the Lola Line of Credit. As of this date, the Mildred Trust has not drawn from the Lola Line of Credit. Under the terms of the Lola Line of Credit, the Trust has total borrowing authority of $50 million without including any shares as collateral. The foregoing summary is qualified in its entirely by reference to the attached
Exhibit 2, which is incorporated in this statement by reference.


Item 7. Material to be Filed as Exhibits.

     Exhibit 1 Cash Management Account Agreement between the Mildred Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Exhibit 2 Revolving Credit Loan Agreement, Note, and Security Agreement dated January 18, 2007, between the Mildred Trust and the Lola Trust.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 19, 2007


/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Stephen C. Miller
Stephen C. Miller as President of Badlands Trust
Company, LLC, trustee of the Mildred B. Horejsi Trust

Exhibit 1 - Cash Management Account Agreement with Merrill Lynch

CASH MANAGEMENT ACCOUNT(R) AGREEMENT

INTRODUCTION
This Agreement contains the terms governing the Cash Management Account(R) financial service ("CMA(R) Service"). I will read this Agreement and keep it for my records because I know that by signing the CMA Application and Agreement form or the CMA SubAccount_ Application and Agreement form (the "Application and Agreement form(s)") I am agreeing to its terms.

DEFINITIONS
In this Agreement, "I," "me," "my" or "accountholder" means each person who signs the CMA Application and Agreement form or the CMA SubAccount Application and Agreement form. "You," "your" or "MLPF&S" means Merrill Lynch, Pierce, Fenner & Smith Incorporated. "MLB&T" means Merrill Lynch Bank & Trust Co. "BANK ONE" means BANK ONE, COLUMBUS, N.A. "MLNF" means Merrill Lynch National Financial. "CHASE" means the Chase Manhattan Bank, N.A. MLB&T, MLNF, CHASE and BANK ONE are referred to collectively as "Banks." The "Issuer" means MLB&T or MLNF, whichever issues the Visa Cards from time to time.

"Card/Check Account" means the account(s) established for me by the Banks. "Checks" means checks issued to me by BANK ONE for use with my Card/Check Account. "Card" or "Cards" means one or more Classic Visa(R) cards issued to me for use with my Card/Check Account. Unless the context requires otherwise, "Card" or "Cards" also means one or more CMA Visa Gold Program cards issued to me for use with my Card/Check Account if I subscribe to and am approved for the CMA Visa Gold Program. The name of the issuer will appear on the Card. The Card(s) issued to me if I subscribe to the CMA Visa Gold Program will also be referred to as the "Visa Gold Program Card(s)." "Money Funds" means the CMA money market funds. "Money Accounts" means the Money Funds and any FDIC-insured money market deposit accounts opened for me through the Insured Savings_ Account program.

For purposes of this Agreement, "securities and other property" means, but is not limited to, money, securities, financial instruments and commodities of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by you or by any of your affiliates, in your possession and control, or in the possession and control of any such affiliate, for any purpose, in and for any of my accounts now or hereafter opened, including any account in which I may have an interest.

DESCRIPTION OF THE CMA(R) SERVICE
1. The CMA Service consists of: (1) an MLPF&S securities account (referred to as the "Securities Account"), which is either a cash account, or with the Investor CreditLine_ service, a margin account, (2) a choice of Money Accounts, (3) if applicable, a Card/Check Account provided by the Banks and (4) in applicable, optional CMA services as described in the Cash Management Account Program Description.

DESCRIPTION OF THE CMA MASTER FINANCIAL-SERVICE
2. The CMA Master Financial_ Service consists of: (1) a master account ("Master CMA Account") established with the full CMA Service as described above and (2) one or more related CMA SubAccounts established by or with the consent of a Master CMA Accountholder. Each CMA SubAccount is entitled to partial CMA service consisting of: (1) a Securities Account, which is either a cash account or, with the Investor CreditLine Service, a margin account, (2) a choice of Money Accounts and (3) optional CMA services to the extent eligible. A CMA SubAccount is not eligible for a Card/Check Account.

CMA SUBACCOUNT-AUTHORIZATIONS
3. By signing the CMA SubAccount Application and Agreement form, each CMA SubAccountholder designates the Master CMA Accountholder as his or her agent for the purpose of receiving monthly CMA account statements and any notices or other communications and authorizes MLPF&S to mail them to the address designated by the Master CMA Accountholder from time to time. If applicable, each CMA SubAccountholder also authorizes MLPF&S (subject to account eligibility requirements) to accept telephonic instructions from the Master CMA Accountholder for the transfer of funds through the CMA Funds Transfer Service to such CMA SubAccount from the Master CMA Account and/or from such CMA SubAccount to the Master CMA Account, as selected in the CMA SubAccount Application and Agreement form. In the event any erroneous transfers are made, the Master CMA Accountholder and the SubAccountholder authorize MLPF&S to initiate appropriate corrections. The foregoing authorizations shall remain in full force and effect until written notice of revocation is delivered to MLPF&S, after which the CMA SubAccount shall remain subject to the terms of this Agreement to the extent it receives the CMA Service in accordance with the policies of MLPF&S.

AGREEMENT REGARDING CASH, MONEY ACCOUNT BALANCES AND OTHER ASSETS AND FEES
4. Available free credit balances in my Securities Account will automatically be invested or deposited at least once a week into the Money Account that I have designated as my Primary Money Account. I understand that you may reasonably withhold access to my Money Account balances until you are satisfied that checks credited to my Securities Account have been collected. You may satisfy amounts that I owe in connection with my CMA Service account (such as debit balances in the Securities Account, amounts owing in my Card/Check Account, or investments or deposits made for me that are later reversed), from the assets in my Money Accounts (including funds obtained by redeeming Money Funds shares) or from my Securities Account (including, if applicable, by making loans to me). Certain fees, including an annual fee, which are subject to change, will be charged to my account for the financial services provided to me.

REPRESENTATIONS, ADDITIONAL TERMS AND AMENDMENTS
5. I have received a copy of the Money Funds' prospectuses, the Insured Savings Account Fact Sheet and the Cash Management Account Program Description. These documents shall be referred to in this Agreement as the "Documents." The Documents contain additional terms governing the CMA Service. I agree that these Documents are incorporated into this Agreement as though they were fully set out in the Agreement. Subject to applicable law, you and the Banks also have the right to amend the Documents by so notifying me in writing. Unless the context otherwise requires, the term "Agreement" shall include the Documents, as amended from time to time.

I agree that you and the Banks shall have the right to amend this Agreement, by modifying or rescinding any of its existing provisions or by adding any new provision, at any time by sending notice of the amendment to me. Any such amendment shall be effective as of a date to be established by you and the Banks, subject to applicable law.

I understand there may be additional documentation required by applicable law or the policies and procedures of MLPF&S or the Banks. I agree to promptly comply with any such requests for additional documents.

HEADINGS ARE DESCRIPTIVE
6. The heading of each provision of this Agreement is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

JOINT ACCOUNTS AND JOINT AND SEVERAL LIABILITY
7. If more than one person signs this Agreement, each person shall be an accountholder and their obligations under this Agreement shall be joint and several. The legal ownership of the account shall be in such form as the accountholders shall designate in the Application and Agreement form and as reflected in the account title. In the event no designation is made, MLPF&S is authorized to deal with the accountholders as tenants in common (without rights of survivorship).

Notwithstanding the choice of law provisions of Paragraph 11, which shall govern the contractual obligations of the parties under this Agreement, the legal ownership of the account shall be governed by and interpreted under the internal laws of the state of permanent residence of accountholders who are U.S. citizens. Non-resident aliens agree that the form of joint ownership designated for the account shall be governed (notwithstanding the laws of any other jurisdiction to the contrary) by the internal laws of the State of New York and, for purposes of determining all matters with regard to the account, agree to submit to the jurisdiction of the courts of New York and the Federal Courts in the Southern District of New York and consent to service of process by certified mail to the account's address of record.

All accountholders agree that each accountholder has authority to transact any business on behalf of the account as fully and completely as if each accountholder were the sole owner of the account. Subject to MLPF&S policies, MLPF&S may accept orders and instructions, written or oral, with respect to the account from each accountholder, without notice to any other accountholder, for the receipt, transfer and withdrawal of funds by check, wire transfer or otherwise and for the purchase, sale, exchange, transfer or other disposition of securities and other property (including margin transactions and short sales if the accountholders have selected the Investor CreditLine service). All accountholders further agree that all securities and other property that MLPF&S may be holding for any of them, either in this account or otherwise, shall be subject to a lien for the discharge of the obligations of this account to MLPF&S, such lien to be in addition to any rights and remedies MLPF&S may otherwise have.

In the event of the death of an accountholder, divorce of married accountholders, assignment of an accountholder's interest or other event that causes a change in ownership of the account, all accountholders or the surviving accountholder(s) as the case may be shall immediately give MLPF&S written notice thereof, and MLPF&S may, in such event, take such action, including requiring such documents or imposing such restrictions on the account, as MLPF&S may deem necessary in the circumstances. The estate of a deceased accountholder and a departing accountholder by assignment or divorce shall remain liable, jointly and severally, with the remaining or surviving accountholder(s), for any obligations of the account arising before MLPF&S receives such notice, or incurred in liquidation of the account or the adjustment of the interests of the accountholders.

In the event of any such change in ownership of the account, MLPF&S is authorized to divide or retitle the account in accordance with the form of legal ownership of the account as reflected on the records of MLPF&S, or by written instructions of the remaining or surviving accountholder(s), or by obtaining a court order, as MLPF&S may reasonably determine is appropriate in the circumstances. Unless agreed otherwise among the account holders in a writing provided to MLPF&S, joint accounts designed "with right of survivorship" (e.g., JTWROS) shall vest the interest of a deceased accountholder in the surviving accountholder(s) and accounts designated "without right of survivorship" (e.g., TIC) shall entitle the estate of a deceased accountholder and the surviving accountholder(s) to equal shares of the account. All accountholders agree to indemnify MLPF&S against any liability, loss or expense incurred from acting in accordance with this Agreement in the event of a change in ownership of the account.

All statements, notices or other communications sent or given to one accountholder by MLPF&S shall be considered notice to all accountholders. In the event MLPF&S receives inconsistent instructions from two or more accountholders, reasonably believes instructions received from one accountholder are not mutually agreeable to all accountholders, or receives a court order with respect to the account, MLPF&S may, but is not obligated to, restrict activities in the account, require that all instructions be in writing signed by all accountholders, suspend or terminate the CMA Service and/or file an interpleader action in an appropriate court at the expense of the accountholders.

TERMINATION OF THE CMA SERVICE
8. The Banks, you or I may terminate my subscription to the CMA Service, including the use of my Checks or Cards, if applicable, at any time. I shall remain responsible for authorized charges which arise before or after termination.

If my subscription is terminated, you may redeem all my Money Fund shares and, unless I advise you otherwise, withdraw all my Money Account deposit balances. Also, I shall promptly return all unused Checks and any Cards to you or the Banks. My failure to do so may result in a delay in your complying with my instructions regarding the disposition of my assets with you.

CREDIT INFORMATION
9. I authorize you, each of your affiliates, and the Banks, to request a consumer report about me from one or more consumer reporting agencies for the purposes of considering my subscription to the CMA Service, reviewing or collecting any account opened for me, or for any other legitimate business purpose. Upon my request, you will inform me of the name and address of each consumer reporting agency from which you obtained a consumer report, if any, in connection with my subscription or accounts. I also authorize you, each of your affiliates, and the Banks to share any information you may have or obtain about me for any legitimate business purpose.

AGREEMENT TO ARBITRATE CONTROVERSIES WITH MLPF&S
10.       o    Arbitration is final and binding on the parties.

          o The parties are waiving their right to seek remedies in court, including the right to jury trial.

          o Pre-arbitration discovery is generally more limited than and different from court proceedings.

          o The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

          o The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

I agree that all controversies which may arise between us, including but not limited to those involving any transaction or the construction, performance, or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be conducted only before the New York Stock Exchange, Inc., the American Stock Exchange, Inc., or an arbitration facility provided by any other exchange, the National Association of Securities Dealers, Inc., or the Municipal Securities Rulemaking Board, and in accordance with its arbitration rules then in force. I may elect in the first instance whether arbitration shall be conducted before the New York Stock Exchange, Inc., the American Stock Exchange, Inc., other exchanges, the National Association of Securities Dealers, Inc., or the Municipal Securities Rulemaking Board, but if I fail to make such election, by registered letter or telegram addressed to you at the office where I maintain my account, before the expiration of five days after receipt of a written request from you to make such election, then you may make such election. Judgment upon the award of the arbitrators may be entered in any court, state or federal, having jurisdiction. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) The class certification is denied; (ii) The class is decertified; or
(iii) The customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement to the extent stated herein.

APPLICABLE LAWS
11. This Agreement, with respect to all portions of the CMA Service, including interest charges on loans you may make to me, will be governed by and interpreted under the laws of the State of New York. The terms of my agreement with MLB&T are governed by the federal and New Jersey law. The terms of my agreement with MLNF are governed by federal and Utah law. The terms of my agreement with CHASE, including those relating to finance charges on overdrafts, are governed by federal and New York law. The terms of my agreement with BANKONE are governed by Ohio law.

PRESUMPTION OF RECEIPT OF COMMUNICATIONS
12. Communications may be sent to me at my address or at such other address as I give you in writing. All communications so sent, whether by mail, telegraph, messenger or otherwise, will be considered to have been given to me personally upon such sending, whether or not I actually receive them.

EXTRAORDINARY EVENTS
13. I agree that you and the Banks shall not be liable for loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your and the Banks control.

SEPARABILITY
14. If any provision of this Agreement is held to be invalid, illegal, void or unenforceable , by reason of any law, rule, administrative order or judicial decision, such determination will not affect the validity of the remaining provisions of this Agreement.

LIABILITY FOR COSTS OF COLLECTION
15. To the extent permitted by the laws of the State of New York, I agree to pay you the reasonable costs and expenses of collection including attorney's fees, for any debit balance and any unpaid deficiency, that I owe.

APPLICABLE RULES AND REGULATIONS
16. All transactions in my Securities Account shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, on which such transactions are executed by you or your agents, including your subsidiaries and affiliates.

Paragraphs 17 though 25 below apply only if I request that my Securities Account be established with the Investor Credit line Service.

COLLATERAL REQUIREMENTS AND CREDIT CHARGES
17. I will maintain such securities and other property in my accounts as you shall require from time to time. In accordance with your usual custom, the monthly debit balance of such accounts shall be charged interest at a rate permitted by the laws of the State of New York. Unless I pay the interest charged to my Securities Account at the close of a charge period, it will be added to the opening balance for the next charge period. Interest will the be charged upon the entire opening balance of that next charge period which will, therefore include any such unpaid interest from the previous charge period.

CALLS FOR ADDITIONAL COLLATERAL-LIQUIDATION RIGHTS
18.  a. You should have the right require additional Collateral:

     (1) in accordance with your general policies regarding your maintenance requirements for the Investor CreditLine service, as such may be modified amended or supplemented from time to time; or

     (2) if in your discretion you consider it necessary for your protection at an earlier or later point in time than called for by said general policies; or

     (3) in the event that a petition in bankruptcy or for appointment of a receiver is filed by or against me; or

     (4) if an attachment is levied against my accounts; or (5) in the event of my death.

     b. If I do not provide you with additional collateral as you may require in accordance with (a)(1) or (2), or should an event described in (a) (3), (4) or (5) occur ( whether or not you elect to require additional collateral), you shall have the right:

     (1) to sell any or all securities and other property in my accounts with you or with any of your affiliates, whether carried individually or jointly with others;

     (2) to buy any or all securities and other property which may be short in such accounts; and

     (3) to cancel any open orders and to close any or all outstanding contracts.

You may exercise any or all of your rights under (b)(1), (2) and (3) without further demand for additional collateral, or notice of sale or purchase, or other notice or advertisement. Any such sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchaser of your own account. I understand that your giving of any prior demand or call or prior notice of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy without any such demand, call or notice as provided in this Agreement.

PURPOSE OF CREDIT
19. I understand and agree that any credit extended by you to me in connection with my Securities Account is primarily for investment or business purposes

REPRESENTATIONS AS TO BENEFICIAL OWNERSHIP AND CONTROL
20. I represent that, with respect to securities against which credit is or may be extended by you: (a) I am not the beneficial owner of more than three percent (3%) of the number of outstanding shares of any class equity securities, and (b) I do not control, am not controlled by and am not under common control with the issuer of any such securities. In the event that any of the foregoing representatives is inaccurate or becomes inaccurate I will promptly so advise you in writing.

SECURITY INTEREST IN FAVOR OF MLPF&S
21. All securities and other property shall be subject to a lien for the discharge of all my indebtedness and any other obligations that I may owe to you, and are to be held by you as security for the payment of any such obligations or indebtedness to you in any account you maintain for me, including any accounts in which I may have an interest. You shall have the right to transfer securities and other property so held by you from or to any other of such accounts whenever in your judgment you consider such a transfer necessary for your protection. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed.

PAYMENT OF INDEBTEDNESS UPON DEMAND
22. I shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of my accounts with you. I shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by me. I will pay such obligations and indebtedness upon demand.

PLEDGE OF SECURITIES AND OTHER PROPERTY
23. Within the limitations imposed by applicable laws, rules and regulations, all securities and other property may be pledged and repledged by you from time to time, without notice to me, either separately or in common with other such securities and other property, for any amount due in my accounts, of for any greater amount. You may do so without retaining in your possession or under your control for delivery a like amount of similar securities or other property.

LENDING AGREEMENT
24. In return for your extension or maintenance of any credit in my account, I acknowledge and agree that the securities in my account together with all attended rights of ownership, may be lent to you or lent out to others to the extent not prohibited by applicable laws, rules and regulations. In connection with such securities loans, you may receive and retain certain benefits to which I will not be entitled. I understand that, in certain circumstances such loans could limit my ability to exercise voting rights, in whole or part, with respect to the securities lent.

REPRESENTATION AS TO CAPACITY TO ENTER INTO AGREEMENT
25. I represent that no one except the person(s) signing this Agreement has an interest in my account or accounts with you. If a natural person, I represent that I am of full age, am not an employee of any exchange, nor of any corporation of which any exchange owns a majority of the capital stock, nor of a member of any exchange, nor of a member firm or member corporation registered on any exchange nor of a bank, trust company, insurance company or any corporation, firm or individual engaged in the business of dealing either as broker or as principal in securities, bills of exchange, acceptances or other forms of commercial paper. If any of the foregoing representations is inaccurate or becomes inaccurate, I will promptly so advise you in writing.

Paragraphs 26 through 34 below do not apply to CMA SubAccounts.

Paragraphs 26 through 31 below apply only when the Card/Check Account is used, including when Checks and/or Cards are obtained.

CARD OWNERSHIP
26. I certify that all information I have provided in the CMA Application and Agreement, including in the CMA Check and Visa information form, is true and correct and that you and the Banks may rely on and verify such information.

The card remains the property of the issuer and may be canceled by the issuer at any time without prior notice.

LIABILITY
27. I will be liable for all authorized transactions arising through the use of the Card(s) and checks in connection with my Card/Check Account. I will be responsible, on a continuing basis, for the safekeeping of my Card(s) and Checks and shall not permit unauthorized persons to have access to my Card(s) or Checks. I will also be responsible for reviewing my CMA Monthly Statement in order to discover and report to MLPF&S the possible unauthorized use of my Card(s) or Checks. I agree to notify MLPF&S immediately if I believe or have reason to believe that my Card(s) or Checks have been or may be used by an unauthorized person. Unless limited by law, I will be responsible for any and all losses and damages that arise from any breach of my undertakings to safeguard my Card(s) and Checks, to review my CMA Monthly statement for possible unauthorized activity and to promptly report such to MLPF&S.

I also agree to pay the reasonable costs and expenses of collection of any unpaid balance due, including any accrued finance charges, as a result of any overdraft(s), including but not limited to attorneys fees, to the extent allowed by law, involved in such collection. I understand that the banks have not taken a security interest in any of the assets in my Securities Account or Money Accounts pursuant to this Agreement.

PURCHASING POWER
28. I agree that I will not incur charges to my Card/Check account in excess of my Purchasing Power. The Purchasing Power for my Card/Check Account will be the total of any available free credit balance in my Securities Account, the available balances in my Money Accounts, and, if applicable, the available loan value of my securities in my Securities Account. I understand that my Purchasing Power my fluctuate from day to day.

TRANSACTIONS EXCEEDING PURCHASING POWER
29. I understand that I will be in default if I incur charges in my Card/Check Account that exceed my Purchasing Power. If I am in default, you may, among other things terminate my subscription to the CMA Service. If I exceed my Purchasing Power, Chase may accept the transaction amount exceeding my Purchasing Power and an overdraft, and advance funds to you or the Banks in the amount exceeding my Purchasing Power. If CHASE does so, I will be notified and agree that I will immediately pay CHASE the amount of the overdraft and any applicable finance charge which is computed as described in this section.

In each overdraft statement cycle, finance charges are figured by applying a Daily Periodic Rate to the Average Daily Balance of overdrafts and multiplying the resulting figure by the number of days in that statement cycle. The Average Daily Balance of overdrafts is calculated each day by starting with the beginning balance of amounts I owe, adding any new overdrafts and subtracting any payments or credits received that day and unpaid finance charges. This gives CHASE the daily balance of overdrafts. The Average Daily Balance is calculated by adding all of the daily balances of overdrafts in that statement cycle and dividing the total by the number of days in the overdraft statement cycle. The Daily Periodic Rate that is applied is disclosed in the Cash Management Account Program Description and is Subject to change upon notice. Finance charges accrue from the date CHASE accepts an overdraft until the day payment is made.

Any payments that I make will be applied, as of the day of receipt by CHASE, first to any accrued and unpaid finance charges and then to the balance of overdrafts in the order in which the were incurred.

OVERDRAFT NOTICES
30. If CHASE extends an overdraft to me, I will be notified in writing. The initial overdraft notice will inform me of the overdraft(s), which is due and payable by me immediately, together with any accrued finance charges Subsequent overdraft notices from CHASE will detail, among other disclosures, any overdraft(s) plus finance charges imposed on such overdraft(s), payments and credits and the balance due.

ACCOUNT INJURIES
31. I understand that inquires and error allegations concerning my Card/Check Account, any overdraft notices and my monthly statement should be directed through MLPF&S.

Paragraphs 32 through 34 below apply only if I subscribe to the CMA Visa Gold Program

AGREEMENT TO THE CMA VISA GOLD PROGRAM
32. In addition to the following paragraphs, I understand that paragraphs 1 through 16, 26 through 31 and, if my account is established with the investor CreditLine service, 17 through 25 also apply to the CMA Visa Gold Program.

In the event I am applying for the CMA Visa Gold Program but I am not approved for the participation in that program, I apply for and authorize the issuance of one more Classic Visa cards and checks for use with my CMA account. In addition, if upon expiration of the Visa Gold Program Card(s) issued to me, I do not qualify for reissue of such Card(s), I apply for and authorize the issuance of Classic Visa Card(s) and checks. If a Classic Visa Card(s) and Checks are issued to me, I understand that this Agreement, with the exception of paragraphs 32 through 34 remain in full force and effect.

LIMITATIONS AND DIRECT DEBITING OF MY ACCOUNT
33. I agree to pay MLNF for the Card purchases posted to my Card/Check Account. I authorize MLPF&S to pay MLNF from the assets in my Money Accounts ( including by redeeming Money Fraud shares or withdrawing ISA account balances, if any), and/or from my Securities Account (including, if applicable, by making loans to me). On my behalf, MLPF&S will pay MLNF, pursuant to the terms of this Agreement and the Documents, on the fourth Wednesday of each month for all Card purchases posted to my Card/Check Account for that monthly period. However, if MLNF has not received and accepted my signed Statement of Purpose form (Federal Reserved Form FR U-1), I understand that the entire amount of the charges posted to my Card/Check account will be debited from my account once the sum of my Visa card purchases exceeds $100,000 in any monthly cycle. In addition, any subsequent charges not exceeding $100,000 posted to my Card/Check account during the same monthly cycle will be paid by direct debit to my account on the fourth Wednesday of the month. I acknowledge that I have the right under applicable federal law to receive advance notice to the varying amounts of the debit described above but waive my right to do so, as long as the amount does not exceed five hundred thousand dollars. If I choose, I may elect to have this payment made by another means which is not otherwise incompatible with MLPF&S' operations. If I choose to have this payment made by such other means I will notify MLPF&S in writing of my desire to do so.

AGREEMENT NOT TO DISPOSE OF ASSETS
34. By subscribing to the CMA Visa Gold Program I agree that I will not dispose of my assets in my CMA Service account or any other account I may have with wither MLPF&S or MLNF, if such disposal will negatively affect my ability to pay MLNF for Card transactions. However, I may continue to trade securities in my Securities Account.

Exhibit 2 - Revolving Credit Agreement

          REVOLVING CREDIT LOAN AGREEMENT, NOTE, AND SECURITY AGREEMENT


     THIS REVOLVING CREDIT LOAN AGREEMENT, NOTE, AND SECURITY AGREEMENT (the "Agreement") is made this 18th day of January, 2007, by and between the MILDRED
B. HOREJSITRUST (the "Borrower"), a trust domiciled in, and governed by the laws of, Alaska, and LOLA BROWN TRUST NO. 1B ("Lender"), a trust domiciled in, and governed by the laws of, Alaska.

                                    RECITALS

     WHEREAS, Borrower has requested that Lender provide an independent loan solely between Borrower and Lender and that said amount be treated as a revolving line of credit in the maximum amount of $50,000,000; and

     WHEREAS, Lender has agreed to extend such revolving line of credit under the terms and conditions set forth herein.

                                    COVENANTS

     In consideration of the hereinafter mutual covenants and consideration, the receipt of which by each party hereto is acknowledged, the parties agree as follows:

     1. Terms of Revolving Credit. Subject to the terms and conditions of this Agreement, Lender hereby agrees to establish a revolving credit facility (the "Revolving Credit") in the maximum amount of FIFTY MILLION AND NO/100THS UNITED STATES DOLLARS ($50,000,000.00) in favor of Borrower on the following terms and conditions:

          a) The term of the Revolving Credit shall begin on the date hereof and shall end ninety days thereafter (the "Repayment Date") at which time all amounts due and owing hereunder shall be due and payable. Notwithstanding the foregoing, the term of the Revolving Credit may be automatically renewed for successive periods of three (3) months (each an "Extended Term") provided such renewal receives the express approval by the Board of Managers of Lender's administrative trustee, Badlands Trust Company, LLC, an Alaska private trust company ("Badlands"), which approval shall be in Badlands' sole, absolute and unfettered discretion.

          b) This Agreement shall constitute a promissory note in the face amount of $50,000,000.00 (the "Note Amount"), payable on or before the Repayment Date, subject to extensions as provided above.

          c) Advances under the Revolving Credit may be made, at the discretion of Lender in accordance with the terms of this Agreement, at any time prior to the Repayment Date upon receipt by Lender of written request signed by Borrower; at no time shall the aggregate obligation of Borrower to Lender exceed the Note Amount. Borrower may at any time prior to the Repayment Date repay all or any part of said loans under the Revolving Credit and subsequently receive further advances, consistent with the terms and conditions hereof.

          d) The principal amounts due under the Revolving Credit shall bear interest and shall be payable in accordance with the terms set forth below in Section 4.a) below.

          e) Borrower may prepay under this Agreement at any time in any amount without premium or penalty.

     2. Fees and Expenses. Borrower agrees to reimburse Lender for all out-of-pocket costs and expenses incurred by Lender in connection with this Revolving Credit and the making, protection, enforcement and collection of all amounts advanced under the Revolving Credit. These costs are to include the fees of counsel at any time now or hereafter incurred by Lender, and all costs and expenses incurred in enforcing the rights of Lender under this Agreement whether or not upon the occurrence of any Event of Default (hereinafter defined).

     3. Promises to Pay. Borrower promises to pay to Lender when due, whether by normal maturity, acceleration or otherwise, the entire outstanding principal amount of the Revolving Credit, together with interest, and all other amounts payable by Borrower to Lender hereunder, including costs of collection.

     4. This Agreement Constitutes a Note; Agreement to Pay. This Agreement shall be deemed a promissory note and, in this regard, this Agreement is also referred to as the "Note". FOR VALUE RECEIVED, the Borrower promises to pay to the order of Lender at the address listed below or at such other place as the holder of this Note may from time to time designate, in lawful money of the United States of America, the Note Amount (or so much thereof as has been advanced or re-advanced hereunder from time to time), together with interest thereon at the rate and upon the terms hereinafter provided. The following terms shall apply to this Note:

          a) Interest Rate. For the period from the date of this Note until the date on which the entire principal balance outstanding is paid in full (at stated maturity, on acceleration or otherwise), interest shall accrue on the principal balance from time to time outstanding at a floating rate equal to the Short-Term, Annual Applicable Federal Rate as advertised by the Internal Revenue Service from time to time for the particular period to which the rate is to be applied divided by 365 (the "Interest Rate").

          b) Repayment. Interest accrued hereunder on the outstanding principal amount shall be paid monthly in arrears on the first day of each month, beginning on the first day of the first calendar month immediately after Borrower makes any draw hereunder. All principal due hereunder together with all accrued unpaid interest thereon calculated at the Interest Rate (in the aggregate, as may change from time to time, the "Indebtedness") shall be paid on the Repayment Date. Notwithstanding the Repayment Date, the term of the Note may be automatically renewed for successive Extended Terms upon satisfaction of the terms set forth in Section 1.a) above.

          c) Calculation of Interest. Interest shall be calculated on the basis of a three hundred sixty (360) days per year factor applied to the actual days on which there exists an unpaid principal balance. Interest shall be calculated by Lender and billed to Borrower for each appropriate period; provided, however, that failure of Lender to bill Borrower shall not relieve Borrower's payment obligations hereunder.

          d) Application of Payments. All payments made hereunder shall be applied first to late penalties or other sums owing the holder, next to accrued and unpaid interest, and then to principal.

          e) Optional Prepayment. Borrower may prepay this Note in whole or in part at any time or from time to time without penalty or additional interest.

          f) Late Payment Penalty. Should any payment of interest or principal and interest due hereunder be received by the holder of this Note more than ten (10) days after its due date, Borrower shall pay a late payment penalty equal to five percent (5%) of the amount overdue for each month outstanding until paid, beginning with the due date of the late payment.

          g) Default Rate. Upon the occurrence of an Event of Default, the rate of interest accruing on the disbursed unpaid principal balance shall automatically and without further action by Lender be increased by six (6) percentage points above the rate of interest otherwise applicable (the "Default Rate"), independent of whether Lender elects to accelerate the unpaid principal balance as a result of such default.

          h) Confession of Judgment. Upon the occurrence of any Event of Default, Borrower authorizes and empowers any attorney admitted to practice before any court of record in the United States to appear on behalf of Borrower and confess judgment on behalf of Borrower against Borrower in the full amount due under this Agreement plus attorneys' fees of fifteen percent (15%) of such amount. In any action brought by Lender under this Agreement, Borrower consents to the exercise of personal jurisdiction over it by the courts of the State of Colorado and agrees that venue shall be proper in any County of the State of Colorado, in addition to any other court where venue may be proper. Borrower waives and releases, to the extent permitted by law, all errors and all rights of exemption, appeal, stay of execution, inquisition and extension upon any levy on real estate or personal property to which Borrower may otherwise be entitled under the laws of the United States of America now in force or which may hereafter be passed, as well as the benefit of any or every statute, ordinance, or rule of court which may be lawfully waived conferring upon Borrower any right or privilege of exemption, stay of exercise, or supplementary proceedings, or other relief from the enforcement or immediate enforcement of a judgment or related proceedings on a judgment. The authority and power to appear for and enter judgment against Borrower shall be exercisable concurrently in one or more jurisdictions and shall not be exhausted or extinguished by one or more exercises thereof, or by any imperfect exercise thereof or by any judgment entered pursuant thereto. Such authority and power may be exercised on one or more occasions, from time to time, in the same or different jurisdictions, as often as Lender shall deem necessary or desirable, for all of which this Agreement shall be sufficient warrant.

          i) Interest Rate After Judgment. If judgment is entered against Borrower on this Note, the amount of the judgment entered (which may include principal, interest, default interest, late charges, fees and costs) shall bear interest at the highest rate authorized under this Note as of the date of entry of the judgment.

          j) Expenses of Collection. Should this Note be referred to an attorney for collection, whether or not judgment has been confessed or suit has been filed, Borrower shall pay all of Lender's actual costs, fees (including reasonable attorneys' fees) and expenses resulting from such referral.

          k) Waiver of Protest. Borrower hereby waives presentment, notice of dishonor and protest.

          l) Waiver. No failure or delay by the holder hereof to insist upon the strict performance of any term, provision, or agreement of this Note, or to exercise any right, power or remedy consequent upon a breach thereof, shall constitute a waiver of any such term, provision or agreement or of any such breach, or preclude the holder hereof from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable under this Note, the holder hereof shall not be deemed to have waived the right either to require prompt payment when due of all other amounts due under this Note, or to declare a default hereunder.

     5. No Partnership. Nothing contained in this Agreement or otherwise inferred in its structure and operation is intended to create a security, investment contract, partnership, joint venture, common enterprise or other association among the Borrower and Lender or any other parties, or in any way make any party a co-principal or co-venturer with any other party with respect to other endeavors in which such other party may be involved. Any inferences to the contrary of the foregoing statements are expressly negated.

     6. Events of Default; Acceleration.

          a) Event of Default. Each of the following shall constitute an Event of Default ("Event of Default") hereunder:

               i) The Borrower fails to pay within ten (10) days of when due any installment of principal or of interest or any other sum payable pursuant to the terms of the Note;

               ii) the insolvency of Borrower or the filing of any bankruptcy, reorganization, debt arrangement or other proceeding or case against Borrower under any bankruptcy or insolvency law or commencement of any dissolution or liquidation proceeding against Borrower, any of which is either consented to or acquiesced in by Borrower, or the commencement by Borrower of a voluntary case under the federal bankruptcy laws or any state insolvency or similar laws, or the consent by Borrower to the appointment of a receiver, liquidator, assignee, trustee, custodian or similar official for Borrower or any of its property or the making by Borrower of any assignment for the benefit of creditors or the failure by Borrower generally to pay Borrower's debts as they come due;

               iii) any representation or warranty by Borrower hereunder is not complete or accurate at any time that any advances are outstanding hereunder;

               iv) issuance of any injunction or of an attachment or judgment against any property of Borrower which is not discharged within thirty
          (30) days after issuance;

               v) a change in the condition or affairs (financial or otherwise) of Borrower which in the opinion of the Lender increases Lender's risk in connection with the Revolving Credit or impairs the prospect of timely payment of the Revolving Credit; or

               vi) default in the performance of any obligation, covenant or agreement contained or referred to herein.

          b) Acceleration.

               i) Upon the occurrence of any Event of Default described in subparagraphs (i) and (ii) above, the entire principal amount of the Indebtedness then outstanding (if not then due and payable), and accrued and unpaid interest thereon, and all other sums or payments required hereunder shall be and become immediately due and payable, and the Indebtedness shall thereafter bear interest at the Default Rate from the due date until paid.

               ii) Upon the occurrence of any Event of Default other than those described in subparagraphs (i) and (ii) above, the Lender may declare the entire principal amount of the Indebtedness then outstanding (if not then due and payable), and accrued and unpaid interest thereon, and all other sums or payments required thereunder, to be due and payable immediately, and notwithstanding the stated maturity in the Note, the principal amount of the Indebtedness and the accrued and unpaid interest thereon and all other sums or payments required thereunder shall thereupon become and be immediately due and payable, and the Indebtedness shall thereafter bear interest at the Default Rate.

     7. Waivers. Borrower waives demand, notice, protest, service of legal process pursuant to Colorado Rules of Civil Procedure Rule 4(i), notice of acceptance of this Agreement, notice of loans made, credit extended, and all other action taken in reliance hereon and all other demands and notices of any type.

     8. Borrower's Representations and Warranties. To induce Lender to enter into this Agreement, Borrower makes the following representations and warranties, all of which shall be true and correct as of the date of this Agreement and shall continue to be true and correct upon each advance under 1.c) above:

          a) Existence; Power; Authority. Borrower (a) is a trust duly organized, validly existing and in good standing under the laws of the State of Alaska, and (b) has the power to own its property and to carry on its business and is qualified to do business and is in good standing in each jurisdiction in which the character of properties owned by it or the transaction of its business makes such qualification necessary. Borrower is duly and validly authorized by all necessary trustee action and has full power and authority to enter into this Agreement, to make the borrowings hereunder, to execute and deliver this Agreement and to perform and comply with the terms, conditions, and agreements set forth herein and therein.

          b) Binding Agreement. This Agreement constitutes the valid and legally binding obligations of Borrower, enforceable in accordance with their respective terms.

          c) Litigation. There are no proceedings pending or, to the knowledge of Borrower, threatened before any court, administrative body or other tribunal which could materially adversely affect the financial condition or operations of Borrower.

          d) No Conflicting Agreements. The execution of and performance under this Agreement and the borrowings hereunder by the Borrower will not violate: (A) any statute, regulation or other provision of law; (B) any order of a court or instrumentality of government having jurisdiction over the Borrower; (C) any provision of the Trust Agreement of the Borrower; and
     (D) any indenture, contract, agreement or other instrument to which the Borrower is a party or by which the Borrower or any of its property is bound. There are no provisions of any existing mortgage, deed of trust, contract, lease, or other agreement of any kind binding on the Borrower or affecting its business or property which would conflict with or in any way restrict or prohibit the execution, delivery or performance of the terms of this Agreement or the Note.

          e) Information. All information, whether provided orally or contained in any financial statement, report, certificate, opinion, letter or any other written document, given to Lender by Borrower or by any other person in connection with the Revolving Credit at any time during the term hereof is and shall constitute a representation and warranty by Borrower hereunder. Borrower hereby represents and warrants that all such information is in all material respects true, complete, and accurate, and does not and shall not fail to state any material fact or any fact necessary to make such information not misleading.

          f) Assets and Properties. Borrower has provided Lender with its most recent unaudited balance sheet dated September 30, 2006, showing assets of approximately $64.7 million, liabilities of approximately $1 million (including the Indebtedness evidenced under this Agreement), and total equity of approximately $64 million (the "Financial Statements"). Borrower represents that, as of the date of this Agreement, the Financial Statements are true and correct in all material respects. Borrower has good and marketable title to all of its assets and properties, free and clear of any security interests, liens, or encumbrances of any type or kind whatsoever except as shown in the Financial Statements.

          g) Violation of Laws, etc. (1) Neither the consummation of this Agreement nor the use, directly or indirectly, of all or any portion of the proceeds of the Revolving Credit will violate or result in a violation of any provision of any applicable law or of any applicable order of, or restriction imposed by, any applicable governmental or regulatory entity or authority.

     9. Borrower's Covenants. Until all obligations and liabilities of Borrower to Lender under this Agreement have been paid and performed in full, Borrower shall keep and perform the following covenants, and does hereby covenant, agree and promise to Lender as follows:

          a) General Covenants. Borrower shall, at all times during the term of the Revolving Credit and at all times that any advances hereunder are outstanding, do (or refrain from doing, as the case may be) the following:

               i) Books, Records, and Inspections. At all times (a) maintain complete and accurate books and records and (b) permit any person designated by Lender to enter, examine, audit, and inspect all properties, books, operations and records of Borrower at any reasonable time and from time to time wherever such properties, books, and records are located.

               ii)   Litigation.   Promptly  notify  Lender  of  any  litigation
          instituted or threatened against Borrower and of the entry of any judgment or lien against any of Borrower's assets or properties.

               iii) Compliance with Laws. At all times comply with all applicable laws and orders of any court or other governmental authority, and all regulations and standards of any applicable regulatory entity.

               iv) Maintain Existence. At all times maintain in full force and effect its legal existence, rights, privileges, and qualify and remain qualified in all jurisdictions where qualification is required.

               v) Events of Default. Promptly inform Lender of the occurrence of any Event of Default or the occurrence of any condition, event or act which, with the giving of notice or lapse of time or both, would constitute an Event of Default hereunder.

               vi) Negative Covenant for Borrowing. Without the prior written consent of Lender, Borrower shall not incur any indebtedness, directly or indirectly, or create or suffer or permit to be created or to stand against all or any part of the Pledged Assets (as defined below), any lien or charge prior to, subordinate to, or on a parity with the security interest granted hereunder.

     10. Security Agreement and Financing Statement.

          a) Security Agreement. This Agreement shall constitute a security agreement as contemplated under the Uniform Commercial Code as adopted by the State of Alaska ("UCC"). To secure the payment and performance of the Indebtedness, Borrower grants, sells, conveys, assigns, transfers and pledges unto the Lender a first and prior security interest under the UCC in and to, and a general first lien upon and right of set-off against, all of Borrower's right, title and interest in and to the Pledged Assets. The term "Pledged Assets" shall mean all of the Corporate Stock currently shown in the Financial Statements. The parties contemplate and agree that the security interest granted hereunder shall cover all increases in the Indebtedness (e.g., future advances), notwithstanding Borrower's paying down the Indebtedness from time to time. The parties also agree that this
     Note is not a margin loan with respect to which the securities purchased with the proceeds of this Note will become Pledged Assets.

          b) Financing Statement. Contemporaneously with the execution and delivery of this Agreement, Borrower shall deliver to the Lender a fully executed UCC-1 financing statement pursuant to which Borrower acknowledges its grant of a security interest. Upon such execution, such UCC-1 shall be filed in the records of the Secretary of State of Alaska.

          c) Remedies. Lender shall have all of the rights, remedies and recourses with respect to the Pledged Assets as are afforded a secured party by the UCC, which rights, remedies and recourses shall be in addition to, and not in limitation of, the other rights, remedies and recourses afforded to the Agent by the terms of this Agreement and applicable law. Lender shall continuously hold the security interest granted hereunder, pending full performance by Borrower of its obligations hereunder.

     11. Notices. All notices, consents, approvals, requests, demands and other communications which are required or may be given hereunder shall be in writing and shall be duly given if personally delivered, sent by facsimile, telegram or overnight courier or posted by U.S. registered or certified mail, return receipt requested, postage prepaid and addressed to the other parties at the addresses provided below:

Lender                                       Borrower

Lola Brown Trust No. 1B                      Mildred B. Horejsi Trust
c/o Badlands Trust Company, LLC              c/o Badlands Trust Company, LLC
Attention: Ron Kukes                         Attention: Ron Kukes
3301 C. Street                               3301 C. Street
Anchorage, AK 99501                          Anchorage, AK 99501
Phone (907) 561-5250                         Phone (907) 561-5250
Fax (907) 644-1240                           Fax (907) 644-1240

Any party may from time to time change the address to which notices to it are to be sent by giving notice of such change to the other parties in the manner set forth herein. Notices shall be deemed given on the next business day following the day such notice is posted or sent by courier in the manner described above, and if sent by telefax or telegram, on the date such notice is sent, and if delivered in person, on the date so delivered. Any notice period shall commence on the day such notice is deemed given. For the purposes of this Agreement, the term "business day" shall include all days other than Saturdays, Sundays and federal banking holidays.

     12. Miscellaneous.

          a) No Waiver. No failure or delay of any party hereto to exercise any right given to it hereunder, or to insist on strict compliance with any provision hereunder, shall constitute a waiver of such provision or of any other provision hereof, or a waiver of any breach, and no waiver of any provision or breach of any provision shall constitute a waiver of any other provision or breach or of any subsequent breach of the same provision. No waiver shall be effective unless in writing and signed by the party having the right to waive such provision.

          b) Survival. All covenants, agreements, representations, and warranties made herein and in any other instruments or documents delivered pursuant hereto shall survive the execution and delivery of this Agreement and shall continue in full force and effect so long as any of the amounts due hereunder are outstanding and unpaid.

          c) Entire Agreement; Modification. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, superseding all prior negotiations, correspondence, understandings and agreements, if any, between the parties; no amendment or modification of this Agreement shall be binding on the parties unless made in writing and duly executed by all parties. There are no oral or implied agreements and no oral or implied warranties between the parties hereto other than those expressed herein.

          d) Binding Effect; Assignability. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement shall not be assignable by the Borrower without the prior written consent of Lender.

          e) Headings. The section and other headings in this Agreement are for reference only, and shall not limit or otherwise affect any of the terms hereof.

          f) Further Assurances and Corrective Instruments. The parties hereto agree to execute, acknowledge, seal and deliver, after the date hereof, without additional consideration, such further assurances, instruments and documents, and to take such further actions, as the parties hereto shall request in order to fulfill the intent of this Agreement and the transactions contemplated hereby.

          g) Severability. Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provisions in any other jurisdiction.

          h) Governing Law. This Agreement is made in and shall be governed by and construed and interpreted in accordance with the laws of the State of Colorado.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement under seal, with the intention of making it a sealed instrument, as of the day and year first above written.


LENDER

LOLA BROWN TRUST NO. 1B, a trust domiciled and administered in Alaska

By: BADLANDS TRUST COMPANY, LLC, an Alaska limited liability company, Trustee



By: ________________________________

Stephen C. Miller

 Its: President




BORROWER

MILDRED B. HOREJSI TRUST, a trust domiciled and administered in Alaska

By: BADLANDS TRUST COMPANY, LLC, an Alaska limited liability company, Trustee



By: ________________________________

Stephen C. Miller

Its: President